# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KORU Medical Systems, Inc., CIK 0000704440
CUSIP: 759910102
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Address of issuer's principal executive offices: 100 Corporate Drive, Mahwah, New Jersey (NJ), 07430
Date of event which requires filing of this statement: 02/13/2026
Amends the filing with accession number 0001161697-17-000261
Filed by CIK 0001575443
Persons authorized to receive notices and communications: JOSEPH M. MANKO, JR., HORTON CAPITAL PARTNERS, LLC, 1717 Arch Street, Suite 3740, Philadelphia, Pennsylvania (PA), 19103, (215) 399 5402

## Reporting persons
- Horton Capital Partners Fund, LP (CIK 0001567994): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 5,062,498; sole dispositive power 0; shared dispositive power 5,062,498; aggregate amount beneficially owned 5,062,498 (10.93% of the class)
- Horton Capital Partners, LLC (CIK 0001575443): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 5,062,498; sole dispositive power 0; shared dispositive power 5,062,498; aggregate amount beneficially owned 5,062,498 (10.93% of the class)
- Horton Capital Management, LLC (CIK 0001575444): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 5,062,498; sole dispositive power 0; shared dispositive power 5,062,498; aggregate amount beneficially owned 5,062,498 (10.93% of the class)
- Joseph M. Manko, Jr. (CIK 0001664091): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 782,547; shared voting power 5,062,498; sole dispositive power 782,547; shared dispositive power 5,062,498; aggregate amount beneficially owned 5,845,045 (12.62% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, Par Value $0.01 Per Share
Name of issuer: KORU Medical Systems, Inc.
Address of issuer's principal executive offices: 100 Corporate Drive, Mahwah, New Jersey (NJ), 07430
Comment:
This statement relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Koru Medical Systems, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 100 Corporate Drive, Mahwah, New Jersey.

Horton Capital Partners Fund, LP, a Delaware limited partnership ("HCPF"), Horton Capital Partners LLC, a Delaware limited liability company ("HCP"), Horton Capital Management, LLC, a Delaware limited liability company ("HCM"), and Joseph M. Manko, Jr. ("Mr. Manko") filed Schedule 13D with the Securities and Exchange Commission (the "SEC") on May 23, 2017, as amended by Amendments Nos. 1 - 11 filed on December 4, 2017, December 21, 2017, March 16, 2018, September 20, 2018, December 21, 2018, January 29, 2020, August 20, 2020, April 6, 2021, February 24, 2023, December 29, 2023, and January 21, 2025 ("Schedule 13D"), to report their beneficial ownership of the shares of Common Stock of the Issuer. This Amendment No. 12 ("Amendment No. 12") is filed with the SEC to amend and supplement Schedule 13D.

## Item 2. Identity and Background
Name of person filing: This statement is filed by HCPF, HCP, HCM, and Mr. Manko (Mr. Manko together with HCPF, HCP and HCM, the "Reporting Persons" and each a "Reporting Person"), with respect to shares of Common Stock of the Issuer.
Residence or business address: The address of the principal office of each Reporting Person is 1717 Arch Street, Suite 3740, Philadelphia, PA 19103. The managing member of HCP and HCM is Mr. Joseph M. Manko, Jr.
Present principal occupation or employment: The principal business of HCPF and HCP is purchasing, holding, and selling securities for investment purposes. The principal business of HCM is serving as the investment manager of HCPF. HCP is the general partner of HCPF. The principal occupation of Mr. Manko is serving as the managing member of HCM and HCP.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Manko is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The responses to Item 4 of this Amendment No. 12 are incorporated herein by reference. Unless otherwise disclosed below, the Reporting Persons used working capital to acquire shares of Common Stock.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the shares of Common Stock for investment purposes. The purpose of this Amendment No. 12 is to disclose changes in the beneficial ownership of the shares of Common Stock held by the Reporting Persons including: (i) the issuance of shares of Common Stock to HCPF in consideration for Mr. Manko's service as a director of the Issuer (the "Director Shares"); (ii) that HCPF transferred shares of Common Stock to certain of its limited partners; and (iii) that HCP transferred shares of Common Stock to certain of its members, including Mr. Manko.

On January 10, 2024, Horton Freedom, L.P., ("Horton Freedom") in accordance with its terms, transferred 453,231 shares of Common Stock to certain of its limited partners, representing the remaining pro-rata in-kind distribution in respect of such limited partners' interests in Horton Freedom. As a result, as of January 10, 2024, Horton Freedom held 0 shares of Common Stock.

On February 15, 2024, HCPF, in accordance with its terms, transferred 27,700 shares of Common Stock to a limited partner, representing a pro-rata in-kind distribution in respect of such limited partner's interest in HCPF.

On March 31, 2024, 6,329 Director Shares were issued to HCPF; on June 30, 2024, 5,545 Director Shares were issued to HCPF; on September 30, 2024, 5,454 Director Shares were issued to HCPF; and on December 31, 2024, 3,937 Director Shares were issued to HCPF.

On July 24, 2024, HCPF, in accordance with its terms, transferred 721,781 shares of Common Stock to a limited partner, representing a pro-rata in-kind distribution in respect of such limited partner's interest in HCPF.

On January 21, 2025, HCPF, in accordance with its terms, transferred 1,000,000 shares of Common Stock to certain of its limited partners, including HCP, representing a pro-rata in-kind distribution in respect of such limited partners' interest in HCPF. HCP subsequently transferred 1,000,000 shares of Common Stock received from HCPF to its members, including 351,948 shares of Common Stock to Mr. Manko.

On March 31, 2025, 5,870 Director Shares were issued to HCPF; on June 30, 2025, 4,189 Director Shares were issued to HCPF; on September 30, 2025, 3,916 Director Shares were issued to HCPF; and on December 31, 2025, 2,581 Director Shares were issued to HCPF.

On May 20, 2025, HCPF, in accordance with its terms, transferred 14,317 shares of Common Stock to a limited partner, representing a pro-rata in-kind distribution in respect of such limited partner's interest in HCPF.

On November 26, 2025, HCPF, in accordance with its terms, transferred 41,000 shares of Common Stock to a limited partner, representing a pro-rata in-kind distribution in respect of such limited partner's interest in HCPF.

On February 13, 2026, HCPF, in accordance with its terms, transferred 770,418 shares of Common Stock to certain of its limited partners, including HCP, representing a pro-rata in-kind distribution in respect of such limited partners' interest in HCPF. HCP subsequently transferred 750,000 shares of Common Stock received from HCPF to its members, including 282,347 shares of Common Stock to Mr. Manko.

Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of shares of Common Stock at prices that would make the purchase or sale of such shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of shares of Common Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of the form of Schedule 13D, except as set forth herein, or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the shares of Common Stock of the Issuer, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons' investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Notwithstanding any of the foregoing, the Reporting Persons may at any time modify, change, abandon, or replace, some or all of the foregoing purposes and plans and discussions relating thereto or discontinue or re-continue such modifications, changes, abandonments, or replacements at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See the Reporting Persons section of this Schedule 13D/A for the aggregate number of Common Shares and percentages of the Common Shares beneficially owned by each of the Reporting Persons.

The percentages used herein are calculated based upon 46,322,655 shares of Common Stock issued and outstanding as of November 12, 2025, pursuant to the Quarterly Report on Form 10-Q filed by the Issuer with the SEC on November 12, 2025.

As of the close of business on February 13, 2026:

HCPF owns directly 5,062,498 shares of Common Stock. HCM maintains discretionary investment and voting authority with respect to 5,062,498 shares of Common Stock held by HCPF. HCP may be deemed to be the beneficial owner of such shares of Common Stock because, in the event HCM's investment advisory agreement with respect to such shares of Common Stock are terminated, HCP has the right to assume HCM's discretionary investment and voting authority with respect to such shares of Common Stock. HCP is the general partner of HCPF. Mr. Manko owns directly 782,547 shares of Common Stock. Mr. Manko is the managing member of both HCM and HCP and may be deemed to be the beneficial owner of the shares of Common Stock held by HCPF. Each of HCM, HCP, and Mr. Manko disclaims beneficial ownership of the shares of Common Stock held by HCPF.
Number of shares as to which each person has sole or shared power to vote or dispose:
See the Reporting Persons section of this Schedule 13D/A for the number of Common Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

As of the close of business on February 13, 2026:

HCPF owns directly 5,062,498 shares of Common Stock. HCM maintains discretionary investment and voting authority with respect to 5,062,498 shares of Common Stock held by HCPF. HCP may be deemed to be the beneficial owner of such shares of Common Stock because, in the event HCM's investment advisory agreement with respect to such shares of Common Stock are terminated, HCP has the right to assume HCM's discretionary investment and voting authority with respect to such shares of Common Stock. HCP is the general partner of HCPF. Mr. Manko owns directly 782,547 shares of Common Stock. Mr. Manko is the managing member of both HCM and HCP and may be deemed to be the beneficial owner of the shares of Common Stock held by HCPF. Each of HCM, HCP, and Mr. Manko disclaims beneficial ownership of the shares of Common Stock held by HCPF.
Transactions in the class effected during the past sixty days:
HCPF transferred 750,000 shares to HCP on February 13, 2026.
HCP received and transferred 750,000 shares to its members on February 13, 2026.
HCM has not entered into any transactions in the securities of the Issuer during the past 60 days.
Mr. Manko received 282,347 shares from HCP on February 13, 2026.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Mr. Manko is a member of the Issuer's Board of Directors.

The Reporting Persons have entered into a Joint Filing Agreement, attached hereto as Exhibit 1, pursuant to which they have agreed to file this Amendment No. 12 jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

The responses to Items 3, 4, and 5 of this Amendment No. 12 are incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Joint Filing Agreement, dated February 13, 2026.

Exhibit 2 - Securities Purchase Agreement dated, August 8, 2014, between the Issuer and HCPF and the Warrant, dated August 8, 2014, incorporated by reference to Exhibit 4.1 of the Issuer's Annual Report on Form 10-K filed by the Issuer on May 8, 2015.

Exhibit 3 - Common Stock Purchase Agreement, dated as of December 17, 2018, by and among the Issuer, the Sellers named therein and the Purchasers named therein, incorporated by reference to Exhibit 10.1 of the Issuer's Current Report on Form 8-K filed by the Issuer on December 17, 2018.

## Signatures
- Horton Capital Partners Fund, LP: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member of Horton Capital Partners, LLC, the General Partner of Horton Capital Partners Fund, LP (02/13/2026)
- Horton Capital Partners, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member (02/13/2026)
- Horton Capital Management, LLC: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr./Managing Member (02/13/2026)
- Joseph M. Manko, Jr.: /s/ Joseph M. Manko, Jr., Joseph M. Manko, Jr. (02/13/2026)